1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 24, 2014		By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT THE 2014 FIRST EXTRAORDINARY GENERAL MEETING

The 2014 first EGM of the Company was held on 24 October 2014. All the resolutions set out in the Notice of EGM dated 28 August 2014 were duly passed.

The first extraordinary general meeting of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) for the year 2014 (the “EGM”) was convened in the conference room of the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”) at 9:30 a.m. on Friday, 24 October 2014 and all the resolutions set out in the notice of EGM dated 28 August 2014 (“Notice of EGM”) were duly passed at the EGM. The convening of the EGM and all resolutions at the EGM were passed in compliance with the Company Law of the PRC, the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles of Association”).

I. CONVENING AND ATTENDANCE OF THE EGM

(1) Convening of the EGM

1. Time: 9:30 a.m. on 24 October 2014

2. Venue: Conference Room of the Headquarter of the Company in Zoucheng City, Shandong Province

3. Method: on-site voting and internet voting. Internet voting was conducted through the relevant system of the Shanghai Stock Exchange and was participated by the holders of A shares of the Company.

4. Convened by: the board of directors of the Company (the “Board”)

5. Chairman: Mr. Li Xiyong

(2) Attendance of the EGM

There are 2,960,000,000 A shares and 1,958,400,000 H shares entitling the holders to attend and vote for or against all the resolutions at the EGM. Attendance of shareholders and their proxies at the EGM are as following:

Number of shareholders/proxies attending the EGM	7
Including: number of shareholders/proxies of A shares	6
number of shareholders/proxies of H shares	1
Number of shares carrying voting rights represented	3,042,220,719
Including: number of shares held by holders of A shares	2,600,041,800
number of shares held by holders of H shares	442,178,919
Percentage (%) of shares carrying voting rights of the Company	61.85%
Including: percentage of A shares	52.86%
percentage of H shares	8.99%
Number of shareholders/proxies attending the EGM through internet voting	3
Including: number of shareholders/proxies of A shares	3
number of shareholders/proxies of H shares	—
Number of shares carrying voting rights represented	41,100
Including: number of shares held by holders of A shares	41,100
number of shares held by holders of H shares	—
Percentage (%) of shares carrying voting rights of the Company	0.0008%
Including: percentage of A shares	0.0008%
percentage of H shares	—

(3) The convening of and voting at the EGM were in compliance with the Company Law of PRC and the relevant laws and regulations and the requirements of the Articles of Association.

(4) Eight directors, three supervisors and some senior management attended the meeting. Three directors and three supervisors did not attend due to work commitment.

II. RESOLUTIONS CONSIDERED AND PASSED

All resolutions set out in the Notice of EGM were considered and passed by way of poll at the EGM. (Details of the resolutions were set out in the Notice of EGM dated 28 August 2014, which was published on the websites of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and the Company).

Please refer to the Appendix “Statistical Table of Voting Results of EGM of Yanzhou Coal Mining Company Limited” for details of voting.

There were no shares entitling the holder to attend but were required to abstain from voting in favor of any resolution pursuant to Rule 13.40 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the EGM; no shareholder was required under the Listing Rules to abstain from voting at the EGM.

III. PRESENCE OF LAWYER

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed King & Wood Mallesons (PRC)’ Beijing Office (“King & Wood”) to inspect the counting of votes at the EGM.

The Company appointed King & Wood to witness the relevant matters at the EGM. King & Wood appointed Tang Lizi and Gao Zhao to attend the EGM and issued a legal opinion stating that certain matters such as convening and holding of the EGM were in compliance with the requirements of the relevant laws, regulations, the Rules for the General Assemblies of Shareholders of Listed Company and the Articles of Association; the qualification of the attendance and the convener of the EGM, the procedures and results of voting at the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

V. DOCUMENTS FOR INSPECTION

1. Resolutions of the EGM confirmed by the directors, supervisors, inspectors and meeting recorders with their signatures; and

2. Legal Opinion of King & Wood in relation to the EGM of Yanzhou Coal Mining Company Limited.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 October 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

Appendix I:

Yanzhou Coal Mining Company Limited

Statistical Table of Voting Results of the EGM

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
As ordinary resolution:
1	The proposal to authorize the Company to carry out principal-guaranteed financing business	3,041,637,119	Total	2,635,457,196	86.64601%	Total	406,179,923	13.35399%	Total	—	0.00000%	Yes
			A shares	2,600,040,800	85.48162%	A shares	1,000	0.00003%	A shares	—	0.00000%
			H shares	35,416,396	1.16439%	H shares	406,178,923	13.35396%	H shares	—	0.00000%
As special resolution:
2	The proposal for the provision of financial guarantee to Yancoal Australia Limited	3,042,220,719	Total	3,041,532,928	99.97739%	Total	687,691	0.02260%	Total	100	0.00000%	Yes
			A shares	2,600,040,700	85.46522%	A shares	1,000	0.00003%	A shares	100	0.00000%
			H shares	441,492,228	14.51217%	H shares	686,691	0.02257%	H shares	—	0.00000%